SECOND QUARTER 2023 TRADING UPDATE STRONG RESULTS FULL-YEAR REVENUE GUIDANCE RAISED

Trading update 2Q23 2 Note: amounts, mobile customers and 4G users on this page exclude Russian operations, which were reclassified as ‘held for sale’ and ‘discontinued operations’ in 4Q22. Total cash and cash equivalents does not include c.USD 53 million relating to banking operations in Pakistan. 4G USERS +15.9% YoY 56.8% penetration 88 million USD 916 million REVENUE -4.3% YoY +19.6% YoY in local currency SERVICE REVENUE -4.0% YoY +19.6% YoY in local currency CAPEX -16.6% YoY 2Q23 Capex intensity 18.7% USD 882 million USD 171 million TOTAL CASH AND CASH EQUIVALENTS +5.8% YoY USD 2.0 billion at HQ USD 2.4 billion MOBILE CUSTOMERS -0.6% YoY MULTIPLAY AND DOUBLEPLAY 4G REVENUES +8.6% YoY +31.1% YoY in local currency USD 453 million 156 million EBITDA -10.6% YoY +13.6% YoY in local currency USD 415 million 2Q23 HIGHLIGHTS

Trading update
2Q23
3
VEON

Amsterdam, 3 August 2023 07:00 CEST – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces selected financial and operating results for the second quarter and six months ended 30 June 2023, excluding the results of the Russian operations, as they are classified as 'held for sale' and 'discontinued operations' as of 24 November 2022.

In 2Q23, VEON's local currency growth continued to accelerate. Total revenues reached USD 916 million – a decrease of 4.3% YoY in reported currency, while the local currency performance rose by 19.6% YoY. Service revenues were USD 882 million, -4.0% YoY in reported currency (+19.6% in local currency), and EBITDA was USD 415 million, -10.6% YoY in reported currency (+13.6% YoY in local currency). Capex in 2Q23 was USD 171 million, a decline of 16.6% YoY, with capex intensity for the last twelve months at 19.6%,and 18.7% in the quarter. Total cash and cash equivalents as of 30 June 2023 amounted to USD 2.4 billion, excluding banking operations in Pakistan, with USD 2.0 billion held at the headquarters ("HQ") level.

Kaan Terzioğlu commented on the results:

"In 2Q23, VEON continues to accelerate its revenue growth, which reached 19.6% YoY in local currency, fueled by market share gains and digital expansion across all our operations.

With our Digital Operator strategy and a solid track record of execution, VEON's operating companies have consistently expanded their value proposition, delivering digital experiences in adjacent verticals: digital financial services, digital entertainment, digital learning, digital healthcare and many more. As of the end of the quarter, customers who benefit from our digital services as well 4G voice and data, account for 22% of our base and 40% of our subscriber revenues. We also serve the broader mobile users in our markets with our all-access digital services.

Completing the sale of our Russia operations and financial discipline remain our top priorities. We have closed the quarter with a strong liquidity position, with Group holding cash and cash equivalents totaling USD 2.4 billion, nearly 2.0 billion of which was held at headquarters level as of June 30th."

VEON Group USD million	2Q23	2Q22	YoY reported	YoY local currency	1H23	1H22	YoY reported	YoY local currency
Total revenue, of which:	916	957	(4.3%)	19.6%	1,800	1,925	(6.5%)	17.5%
Total service revenue	882	919	(4.0%)	19.6%	1,734	1,844	(6.0%)	17.8%
EBITDA	415	464	(10.6%)	13.6%	800	910	(12.0%)	12.5%
Capex	171	206	(16.6%)		262	382	(31.6%)	
LTM capex intensity	19.6%	20.8%	(1.2p.p.)					
Licenses payments	(29)	(263)	88.9%		(123)	(297)	58.7%	
Cash and cash equivalents	2,403	2,272	5.8%					
Cash and cash equivalents at HQ level	1,968	1,866	5.4%					
Net debt	2,753	9,969	(72.4%)					
Net debt, excluding leases	1,923	6,403	(70.0%)					
Total customers (millions)	157.5	158.5	(0.6%)					
Mobile customers (millions)	155.8	156.7	(0.6%)					
4G users (millions)	88.5	76.4	15.9%					
4G subscriber base penetration	56.8%	48.7%	8.1p.p.					
Fixed-line broadband customers (millions)	1.8	1.8	0.5%					

Note: Cash and cash equivalents and net debt accounts in 2Q22 include amounts from Russian operations, which in 4Q22 were reclassified as assets and liabilities held for sale and therefore excluded from the corresponding amounts in 2Q23. Other amounts, mobile customers and 4G users exclude Russian operations, which were reclassified as 'held for sale' and 'discontinued operations' in 4Q22. Cash and cash equivalents do not include amounts relating to banking operations in Pakistan.

Trading update 2Q23 4 2Q23 TRADING UPDATE 5 KEY RECENT DEVELOPMENTS 7 LIQUIDITY AND CAPITAL STRUCTURE 9 COUNTRY PERFORMANCE 11 CONFERENCE CALL INFORMATION 18 PRESENTATION OF FINANCIAL RESULTS AND NONRECURRING ITEMS 19 DISCLAIMER AND NOTICE TO READERS 20 ATTACHMENTS 23 CONTENTS

2Q23 TRADING UPDATE

VEON accelerates its double digit growth in local currency revenues and EBITDA in 2Q23, driven by further execution of Digital Operator strategy. Group liquidity position remains strong with Group cash and cash equivalents at USD 2.4 billion.

Group revenues decreased by 4.3% YoY during 2Q23 in reported currency due to the adverse impact of FX rates, while increasing by 19.6% YoY in local currency terms.

2Q23 YoY performance	Reported	Local currency
Total revenue	**(4.3%)**	**19.6%**
Ukraine	(6.5%)	16.8%
Pakistan	(16.6%)	22.2%
Kazakhstan	17.8%	19.4%
Bangladesh	(3.0%)	17.1%
Uzbekistan	17.5%	20.9%
Kyrgyzstan	14.0%	22.2%

Three operating companies reported local currency revenue growth above 20% YoY, with the local currency revenue growth at the other three operating companies, including Ukraine, rising well above 15% YoY. We continued to expand market share across all our countries of operation. **Service revenues** decreased by 4.0% YoY in reported currency and rose by 19.6% YoY in local currency.

In 2Q23, **Group EBITDA** decreased by 10.6% YoY in reported currency terms (+13.6% in local currency), with **Group EBITDA margin** of 45.3% (-3.2 p.p. YoY). Strong local currency EBITDA growth was achieved even as energy costs increased across the Group by c.54% YoY.

The Group's YoY EBITDA performance was also affected by extraordinary non-recurring items in Kazakhstan in 2Q22 (c.USD 4.3 million), in Uzbekistan in 2Q22 and 2Q23 (c.USD 20.4 million and USD 0.7 million respectively), and in Kyrgyzstan in 2Q22 (c.USD 1.6 million) as described in the Country Performance section. Excluding these one-off items, Group EBITDA increased by 20.3% YoY in local currency terms.

In 2Q23, we reported 155.8 million mobile subscribers, flat YoY. The Group **4G user base** grew by 15.9% YoY, reaching 88.5 million, with 12.1 million 4G users added over the past 12 months. 4G users now account for 56.8% of our total subscriber base, up 8.1 p.p. from a year earlier, supporting further conversion of subscribers into multiplay users who use at least one of our digital services in addition to 4G data and voice.

Our operating companies continued to focus on the execution of VEON's **Digital Operator strategy** ("DO1440"). We aim to deliver digital experiences for every minute of the day through services powered by our 4G network across our key adjacent markets, including financial services, healthcare, education and entertainment.

Our **multiplay B2C customers**, those who make use of at least one of our digital services on top of our voice and data services, increased by 28.5% YoY to 28.1 million, representing 22.2% of the user base and accounting for 40.2% of VEON's B2C revenues.

Trading update 2Q23 6 Multiplay B2C customer ARPU is 3.7 times higher, and churn is 1.7 times lower, than for voice-only B2C customers. With a higher share of multiplay customers, ARPU levels in each of our operating companies also increased at rates ranging from 8.9% to 27.4% YoY in 2Q23. Our media streaming services, including Toffee in Bangladesh and Tamasha in Pakistan, remain important drivers of the growth in our multiplay customers. Toffee reached 9.0 million monthly active users (“MAUs”), a 31.9% YoY increase, while Tamasha in Pakistan reached 4.3 million MAUs, representing a 2.6-fold YoY growth. Our digital financial services business in Pakistan, JazzCash, reported 14.7 million MAUs and increased its 12-month total transaction volume by 33.2% YoY. In 2Q23, Group capex was USD 171.4 million (-16.6% YoY) with capex intensity in for the last twelve months of 19.6% (-1.2p.p. YoY) and 18.7% in the quarter. We closed the second quarter with total cash and cash equivalents of USD 2.4 billion, excluding banking operations in Pakistan, with USD 2.0 billion at the HQ level. Our local operations remain self-funding. In Ukraine, the team continued to focus on keeping the country connected while also delivering double digit growth in both revenue and EBITDA. Around 94% of our radio network remained operational at the end of the quarter. Kyivstar’s revenues were up 16.8% YoY in local currency (-6.5% YoY in reported currency). Kyivstar’s 4G customer base grew 13.5% YoY, with data usage rising 25.6% YoY. EBITDA increased by 11.6% YoY in local currency (-10.7% YoY in reported currency) in 2Q23. The EBITDA performance was impacted by ongoing operational cost pressures, including electricity and fuel costs, and continued charitable donations, as well as staff and customer support program. In June 2023, Kyivstar and VEON announced their commitment to invest the equivalent of USD 600 million in the recovery of Ukraine over the next three years. Pakistan revenues rose 22.2% YoY in local currency (- 16.6% YoY in reported currency), a strong result given the challenging macroeconomic environment. A further devaluation of around c.41% YoY in the Pakistani Rupee in the quarter negatively impacted financial performance in the reported currency. Jazz grew its 4G users (+10.9% YoY) and ARPU (+27.4% YoY) in 2Q23. EBITDA rose by 23.4% YoY in local currency (-15.8% YoY in reported currency) despite higher energy and fuel prices compared to 2Q22. In Kazakhstan, revenues increased 19.4% YoY in local currency (+17.8% YoY in reported currency). This was driven by the further expansion of our mobile customer base (+4.9% YoY), higher data usage (+15.0% YoY) and inflationary pricing. Beeline Kazakhstan reached 4G penetration of 71.0% (+1.6 p.p. YoY) making it the first operation to achieve VEON’s target of 70% 4G penetration in the customer base. EBITDA rose by 19.8% YoY in local currency terms (+18.0% YoY in reported currency). Excluding an extraordinary one-off item in 2Q22, underlying EBITDA grew 26.2% YoY in local currency. In Bangladesh, Banglalink’s revenues increased 17.1% YoY in local currency (-3.0% YoY in reported currency) supported by strong growth in data revenue, which was up 20.3% YoY. This was Banglalink’s fifth consecutive quarter of double-digit local currency revenue growth. The operator’s nationwide network expansion supported the 33.8% YoY growth in 4G users. Banglalink delivered balanced growth in its subscriber base, which was up +7.9% YoY, and ARPU, which grew +8.9% YoY. EBITDA increased 17.9% YoY in local currency (-2.4% YoY in reported currency). In Uzbekistan, revenues increased 20.9% YoY in local currency (+17.5% YoY in reported currency), a sixth consecutive quarter of revenue growth above 20%. This was driven by a 23.6% YoY expansion of the 4G subscriber base and a robust increase in data revenues. EBITDA declined 37.9% YoY in local currency (-40.0% YoY in reported currency) impacted by extraordinary one-offs in 2Q22 and 2Q23. Excluding these one-off items, underlying EBITDA grew 8.3% YoY in local currency impacted by higher regulatory fees as Beeline Uzbekistan continued to build capacity for future growth and to serve its growing network. As we deliver on our Digital Operator strategy targets across the Group, we have raised our guidance for 2023 local currency revenue growth to 16-19%, and EBITDA growth guidance remains at 10-14%. VEON’s 2023 outlook for the Group’s capex intensity is in the range of 18%-20%.

Trading update 2Q23 7 VEON AND RAKUTEN TO COOPERATE IN OPEN RAN AND DIGITAL SERVICES TO REBUILD UKRAINE’S INFRASTRUCTURE On 2 August 2023, VEON announced that it has signed a Memorandum of Understanding (MoU) with Rakuten Symphony, a subsidiary of the leading technology conglomerate, Rakuten Group. The two companies will start exploring cooperation in Ukraine, with the goal of accelerating the reconstruction of the country’s infrastructure, through collaboration on open radio access networks (Open RAN) and digital services. VEON GROUP ANNOUNCES SHARE AWARDS FOR MEMBERS OF BOARD AND MANAGEMENT TEAM On 25 July 2023, VEON announced share awards to its members of the Board and management team. The share awards for the management team is the second tranche of VEON’s Deferred Share Plan, which was detailed in our press release dated 18 July 2022, or as a result of a discretionary grant. For the Board members, the share grant comes in recognition of their extraordinary commitment, professionalism and sound judgement as they steered VEON, supporting the execution of Group’s priorities and digital operator strategy, during an exceptionally challenging year. VEON FILES FORM 20-F FOR FINANCIAL YEAR 2022, NASDAQ CONFIRMS LISTING RULES COMPLIANCE On 24 July 2023, VEON announced that it has filed its Annual Report on Form 20-F for the year ended 31 December 2022 (the “Form 20-F”) with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the Investor Relations section of the company’s website www.veon.com. As a result of its Form 20-F filing, the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) confirmed that VEON has regained compliance with the Nasdaq listing rules. VEON PUBLISHES FY2022 INTEGRATED ANNUAL REPORT On 10 July 2023, VEON published its 2022 Integrated Annual Report (IAR), showcasing not only strong financial and business performance but also emphasizing significant Environmental, Social, and Governance impact, underscoring the company's commitment to diversity and inclusion across its markets. VEON SHAREHOLDERS APPROVE NEW BOARD, MORTEN LUNDAL ELECTED NEW CHAIR On 30 June 2023, VEON announced its new Board of Directors (Board) following the Company’s Annual General Meeting (AGM) that was held on 29 June 2023. VEON shareholders approved the Board-recommended slate of seven directors, including six directors currently serving on the Board – Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting – and Kaan Terzioğlu, the Chief Executive Officer (CEO) of the VEON Group. The Board elected Morten Lundal as the Chair and the new committees approved for the Board as well and their composition in its first meeting following the AGM. VEON PUBLISHES AUDITED FINANCIAL STATEMENTS FOR YEAR ENDED 31 DECEMBER 2022 On 25 June 2023, VEON announced that it has published its Dutch Annual Report – 2022, including consolidated financial statements for the year ended 31 December 2022 prepared in accordance with International Financial Reporting Standards as adopted by the European Union KEY RECENT DEVELOPMENTS IGHLIGHTS:

Trading update 2Q23 8 and with Part 9 of Book 2 of the Dutch Civil Code (the “Consolidated Financial Statements). VEON TO INVEST USD 600 MILLION IN UKRAINE’S RECOVERY On 21 June 2023, VEON announced that it will invest, through its subsidiary Kyivstar, the equivalent of USD 600 million in the recovery of Ukraine over the next three years. The investment will span Kyivstar’s infrastructure projects, ensuring essential connectivity and 4G services throughout the country, the development of superior digital services accessible to all Ukrainians, and community support projects. VEON MANAGEMENT CHANGES On 16 June 2023, VEON announced that Omiyinka Doris has been appointed Group General Counsel in permanent capacity, effective 1 June 2023. Omiyinka has served as VEON’s Acting Group General Counsel and a member of the Group Executive Committee since October 2022. Previously, she was VEON’s Deputy General Counsel for SEC / Disclosure, Finance and Governance. On 19 July 2023, VEON announced changes to its management team, creating a leaner Group management in line with its portfolio size, while strengthening operating company boards. Group Head of Portfolio Management Dmitry Shvets, Group Chief People Officer Michael Schulz and Group Chief Corporate Affairs Officer Matthieu Galvani will be stepping down from their executive roles effective 1 October 2023. They will continue to support the VEON Group as directors on VEON’s Operating Company Boards. VEON’s Group Executive Committee (GEC) will comprise 3 members - Group Chief Executive Officer Kaan Terzioglu, Group Chief Financial Officer Joop Brakenhoff and Group General Counsel Omiyinka Doris – with a flatter Group leadership team structure. ANNOUNCEMENT OF CURRENCY EXCHANGE OPTION On 9 June 2023, VEON provided some further details regarding its ruble denominated notes, reiterating the currency election terms for the holders of ruble denominated notes issued under the U.S.$6,500,000,000 Global Medium Term Note Programme (the “Programme”) of VEON Holdings B.V. (the “Issuer”). VEON ENTERS THE FINAL STAGES IN THE SALE OF ITS RUSSIA OPERATIONS On 30 May 2023, VEON announced that it has submitted all necessary documentation to Euroclear, Clearstream and registrars for cancellation of VEON’s Eurobonds held by its subsidiary, PJSC VimpelCom. With this, the Company enters the final stages in the closing of the sale of VEON’s Russia operations, which was announced on 24 November 2022. According to the terms of the VEON Bonds, the registrar is required to cancel the VEON Bonds purchased by a subsidiary of VEON and surrendered to the registrar for cancellation. Both conditions to cancellation have now been met.

LIQUIDITY AND CAPITAL STRUCTURE

KEY DATA

USD million	30 June 2023	31 March 2023	QoQ	30 June 2022	YoY
Cash and cash equivalents	2,403	2,993	(19.7%)	2,272	5.8%
Gross debt, of which	5,161	5,714	(9.7%)	12,256	(57.9%)
Lease liabilities	838	804	4.2%	3,582	(76.6%)
Net debt	2,753	2,709	1.7%	9,969	(72.4%)
Net debt / LTM EBITDA	1.68x	1.61x		5.36x	
Net debt excluding leases	1,923	1,911	0.6%	6,403	(70.0%)
Net debt excluding leases / LTM EBITDA	1.34x	1.29x		3.79x	

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. Accounts as at 30 June 2022 include amounts from Russian operations, which in in 4Q22 were reclassified as assets and liabilities held for sale and therefore excluded from the corresponding amounts as at 31 March 2023 and as at 30 June 2023. Cash and cash equivalents exclude amounts relating to banking operations in Pakistan.

Total cash and cash equivalents decreased in the second quarter to approximately USD 2.4 billion (USD 3.0 billion as at 31 March 2023), excluding c.USD 53 million relating to banking operations in Pakistan. USD 2.0 billion is cash and cash equivalents held by VEON's HQ in Amsterdam denominated in US dollars and euro, including USD 1.1 billion drawn under the Revolving Credit Facility ("RCF"). The decrease in cash is largely driven by the settlement of the 2023 Put Option in April. The HQ-level cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks.

Gross debt decreased to USD 5.2 billion as of 30 June 2023, compared with USD 5.7 billion at the end of 1Q23. The decrease in gross debt was largely driven by the repurchase and subsequent cancellation of October and December 2023 VEON Holdings' notes pursuant to the exercise of the 2023 Put Option in April 2023 combined with debt repayment in Ukraine, further reclassification of VEON Holdings B.V. notes purchased by PJSC VimpelCom Russia to Intercompany debt and by the QoQ depreciation of the Russian ruble and Pakistani rupee against the US dollar which resulted in lower reported currency levels of bank loans and lease liabilities.

Lease liabilities increased to USD 838 million at the end of 2Q23 from USD 804 million as of 31 March 2023, which was primarily impacted by network expansion in Pakistan, Ukraine, Bangladesh and Uzbekistan.

Net debt including leases slightly increased to USD 2.8 billion in 2Q23 mainly as a result of the before mentioned increase in leases. **Net debt excluding leases** remained stable at USD 1.9 billion. This resulted in net debt/EBITDA ratios of 1.68x and 1.34x, respectively.

Trading update
2Q23
10
VEON

The HQ-level cash and cash equivalents currently amount to the equivalent of USD 2.0 billion.

Debt maturities at HQ level, USD (billion) equivalent

Year	Debt	RCF	Total
2023	0.18	-	**0.18**
2024	0.23	0.25	**0.48**
Beyond 2024	2.20	0.81	**3.01**

Note: the amounts exclude annual interest and associated corporate costs

For the USD 1.1 billion RCF, USD 250 million can be rolled over until the final maturity in March 2024 and USD 805 million can be rolled over until the final maturity in March 2025.

Despite the unprecedented challenges posed by the conflict between Russia and Ukraine and the current sanctions environment, VEON is optimistic that the anticipated completion of the sale of its Russian operations will help facilitate a return to the international capital markets, including the debt capital markets that the Company has traditionally relied on to refinance maturing debt. The ability to upstream cash to HQ-level to meet obligations is currently impaired by currency controls in two major markets and other geopolitical and FX pressures affecting emerging markets. VEON remains committed to monetizing assets to enhance liquidity at the HQ-level and is taking steps to regain access to capital markets. VEON is confident in its ability to navigate these challenges and continue to provide converged connectivity and online services to its customers globally.

PURCHASE OF GROUP DEBT

As of 30 June 2023, VEON was informed that PJSC VimpelCom Russia had independently concluded the purchase of USD 1.6 billion of VEON Holdings B.V. notes in order to satisfy certain Russian regulatory obligations. These notes were reclassified to Intercompany debt, with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom Russia has funded the purchase primarily by issuing new ruble-denominated notes of longer maturity.

Trading update 2Q23 11 KEY FIGURES BY COUNTRIES USD million 2Q23 2Q22 YoY reported YoY local currency 1H23 1H22 YoY reported YoY local currency Total revenue 916 957 (4.3%) 19.6% 1,800 1,925 (6.5%) 17.5% Ukraine 235 252 (6.5%) 16.8% 464 528 (12.1%) 11.2% Pakistan 271 325 (16.6%) 22.2% 541 664 (18.5%) 19.2% Kazakhstan 188 160 17.8% 19.4% 363 301 20.4% 21.2% Bangladesh 144 148 (3.0%) 17.1% 282 293 (3.6%) 17.4% Uzbekistan 66 56 17.5% 20.9% 129 109 18.7% 22.4% Kyrgyzstan 14 12 14.0% 22.2% 26 22 17.9% 20.6% Georgia - 7 (100.0%) (100.0%) - 17 (100.0%) (100.0%) HQ and eliminations (2) (4) 32.6% (5) (9) 44.7% Service revenue 882 919 (4.0%) 19.6% 1,734 1,844 (6.0%) 17.8% Ukraine 234 251 (6.8%) 16.5% 461 525 (12.2%) 11.1% Pakistan 248 296 (16.2%) 22.8% 493 602 (18.0%) 20.0% Kazakhstan 182 155 17.5% 19.2% 351 291 20.9% 21.7% Bangladesh 142 146 (2.8%) 17.4% 278 288 (3.4%) 17.7% Uzbekistan 66 56 17.5% 20.9% 129 109 18.7% 22.4% Kyrgyzstan 14 12 14.0% 22.3% 26 22 17.9% 20.6% Georgia - 7 (100.0%) (100.0%) - 17 (100.0%) (100.0%) HQ and eliminations (2) (4) 32.7% (5) (9) 46.4% EBITDA 415 464 (10.6%) 13.6% 800 910 (12.0%) 12.5% Ukraine 139 156 (10.7%) 11.6% 274 326 (16.2%) 6.2% Pakistan 128 152 (15.8%) 23.4% 250 310 (19.5%) 17.8% Kazakhstan 104 88 18.0% 19.8% 196 154 27.1% 27.7% Bangladesh 54 56 (2.4%) 17.9% 105 111 (5.7%) 14.9% Uzbekistan 27 45 (40.0%) (37.9%) 56 72 (23.0%) (20.4%) Kyrgyzstan 5 6 (6.9%) (0.7%) 10 9 10.4% 13.1% Georgia - 4 (100.0%) (100.0%) - 7 (100.0%) (100.0%) HQ and eliminations (43) (43) (2.0%) (89) (81) (10.2%) EBITDA margin 45.3% 48.5% (3.2p.p.) 44.5% 47.3% (2.8p.p.) COUNTRY PERFORMANCE

Trading update
2Q23

12

VEON

UKRAINE

Keeping Ukraine connected and investing in its future

UAH million	2Q23	2Q22	YoY	6M23	6M22	YoY
Total revenue	**8,609**	**7,370**	**16.8%**	**16,956**	**15,244**	**11.2%**
Service revenue	8,549	7,340	16.5%	16,843	15,162	11.1%
EBITDA	**5,085**	**4,555**	**11.6%**	**10,006**	**9,426**	**6.2%**
EBITDA margin	59.1%	61.8%	(2.7p.p.)	59.0%	61.8%	(2.8p.p.)
Capex	1,395	1,032	35.1%	2,176	1,692	28.6%
Capex intensity	19.6%	15.7%	4.0p.p.			
Mobile						
Total operating revenue	8,066	6,891	17.1%	15,897	14,229	11.7%
Service revenue	8,066	6,891	17.1%	15,897	14,229	11.7%
Data revenue	4,679	3,980	17.6%	9,150	8,303	10.2%
Customers (mln)	24.1	24.8	(2.6%)			
Data users (mln)	16.8	16.6	1.0%			
4G users (mln)	13.1	11.6	13.5%			
ARPU (UAH)	110	90	22.6%			
MOU (min)	565	568	(0.5%)			
Data usage (GB/user)	9.9	7.9	25.6%			
4G coverage	94.3%	93.0%	1.3p.p.			
Fixed-line						
Total operating revenue	483	449	7.5%	946	932	1.5%
Service revenue	483	449	7.5%	946	932	1.5%
Broadband revenue	326	266	22.3%	644	563	14.3%
Broadband customers (mln)	1.1	1.2	(4.5%)			
Broadband ARPU (UAH)	97	75	29.7%			

Kyivstar's revenues and EBITDA growth accelerated in the quarter, despite the challenging operating environment. Kyivstar and VEON have committed USD 600 million over the next three years, investing in the reconstruction of Ukrainian infrastructure with connectivity and digital services.

Total **revenues** increased by 16.8% YoY in 2Q23, with mobile service revenues rising by 17.1% YoY, supported by 25.6% YoY growth in data consumption and higher roaming.

EBITDA rose by 11.6% YoY, corresponding to an EBITDA margin of 59.1%. In 2Q23, EBITDA was again impacted by increase in electricity tariffs of 33% YoY. EBITDA was also affected by UAH 92 million in charitable donations, as well as staff and customer support programs, as Kyivstar continues to assist its employees and local communities, including the demining and recovery initiatives in Ukraine. These operational cost pressures negatively impacted the EBITDA margin by approximately 2 p.p. YoY.

Kyivstar's **4G user base** reached 13.1 million (+13.5% YoY), and now accounts for 54.3% of the total customer base (+7.7 p.p. YoY). The growth in 4G users together with new value propositions supported a 22.6% YoY increase in ARPU.

Kyivstar's mobile subscriber base was down 2.6% YoY as the number of Ukrainians living outside of Ukraine continued to impact the subscriber base.

With continued focus on VEON's **DO1440** strategy, Kyivstar supported access to key services including digital healthcare, information and entertainment services. Kyivstar's **multiplay customers** increased +37.8% YoY and generated growth of 51.7% YoY in multiplay revenues.

Helsi Ukraine, the country's largest digital healthcare platform, continues to power digital medicine in Ukraine with 25.4 million registered patients. Helsi mobile app downloads increased by 0.4 million and reached 5.4 million in the second quarter helping our clients to book more than 1.8 million appointments through the platform during the reported period.

The media streaming service **Kyivstar TV** closed the quarter with nearly 1.1 million MAUs, representing a +35.0% YoY increase. In 2Q23 2,500 users of Kyivstar TV enjoyed its recently introduced "Children's Profile", a dedicated portfolio of content for children and around 11,600 customers benefited from educational content available on the platform for free.

In line with the "4G everywhere" strategy, Kyivstar connected 80 more settlements to its 4G network, added some 270 new 4G base stations and upgraded another almost 1,600 base stations to 4G standard in 2Q23. **Capex** was 35.1% higher YoY as Kyivstar continued to support essential connectivity in the country and sustain business resilience and continuity. The Kyivstar team was able to maintain nearly 94% of the radio network operational at the end of June.

In June 2023, Kyivstar and VEON announced their commitment to invest the equivalent of USD 600 million in the recovery of Ukraine over the next three years. This signifies an acceleration of Kyivstar's investments and will span company's infrastructure projects, ensuring essential connectivity and 4G services throughout the country, the development of superior digital services accessible to all Ukrainians, and community support projects.

Trading update
2Q23
13
VEON

PAKISTAN

Growth above 20% YoY in both revenue and EBITDA, gaining market share

PKR million	2Q23	2Q22	YoY	6M23	6M22	YoY
Total revenue	**77,629**	**63,528**	**22.2%**	**147,291**	**123,588**	**19.2%**
Service revenue	70,820	57,693	22.8%	134,455	112,033	20.0%
EBITDA	**36,668**	**29,721**	**23.4%**	**68,147**	**57,828**	**17.8%**
EBITDA margin	47.2%	46.8%	0.5p.p.	46.3%	46.8%	(0.5p.p.)
Capex	10,173	11,200	(9.2%)	13,842	26,069	(46.9%)
Capex intensity	14.1%	20.6%	(6.5p.p.)			
Mobile						
Total operating revenue	77,629	63,528	22.2%	147,291	123,588	19.2%
Service revenue	70,820	57,693	22.8%	134,455	112,033	20.0%
Data revenue	31,032	26,750	16.0%	59,634	51,376	16.1%
Customers (mln)	71.2	75.5	(5.6%)			
Data users (mln)	53.3	52.5	1.5%			
4G users (mln)	42.4	38.2	10.9%			
ARPU (PKR)	323	253	27.4%			
MOU (min)	443	422	4.8%			
Data usage (GB/user)	5.9	5.4	8.4%			
4G coverage	66.0%	62.9%	3.1p.p.			

With a robust portfolio of digital offerings and double-digit growth in 4G users, Jazz delivered YoY revenue and EBITDA growth above 20% and gained further market share despite the challenging macroeconomic environment and political unrest in May 2023.

Total **revenues** rose by 22.2% YoY in 2Q23, as Jazz continued to gain market share. This double-digit revenue growth was supported by disciplined inflationary pricing and Jazz's strong portfolio of DO1440 services. Jazz's fintech offerings stood out in the quarter, with robust increases in service revenues for both JazzCash (+98.3% YoY) and Mobilink Microfinance Bank (+103.5% YoY).

EBITDA rose by 23.4% YoY on the back of double-digit top line growth, supported by positive EBITDA delivered by both JazzCash and Mobilink Microfinance Bank.

Reported currency performance was significantly impacted by c.41% YoY currency depreciation, a 8.3 p.p. YoY increase in interest rates and average annual inflation at c.34.6% in 2Q23.

In 2Q23, the **4G user base** reached 42.4 million, a YoY increase of 10.9%, with 4G penetration of 59.5% (+8.9 p.p.). Jazz reported 71.2 million mobile subscribers (-5.6% YoY) as the team focuses on retaining more valuable customers.

With the continued execution of its **DO1440** strategy, Jazz recorded 15.8% YoY growth in **multiplay customers** who benefit from digital services such as JazzCash, the self-care app JazzWorld and the entertainment platform Tamasha.

In 2Q23 multiplay customers accounted for 23.2% of the monthly active consumer base. With 3.0 times the ARPU of voice-only users, Jazz's multiplay customers generated 45.9% of the operator's revenues in the B2C segment (+8.7 p.p. YoY).

JazzCash, the most popular mobile fintech application in Pakistan, had 14.7 million MAUs and served 1.3 million (+18.4% YoY) customers with digital loans. Total revenue grew by 86.0% YoY. with 2.0 billion transactions in last twelve months (+0.7% YoY), LTM Gross Transaction Value was PKR 4.9 trillion, a 33.2% YoY increase. This was supported by the continued expansion in retail presence, reaching almost 192,000 active merchants (+22.1% YoY) while optimizing its agent base with almost 118,000 active agents at the end of the quarter (-0.6% YoY).

The self-care app **JazzWorld** saw MAUs increase by 11.5% YoY, reaching 12.3 million at the end of 2Q23.

Pakistan's leading entertainment platform **Tamasha** was recently named the 'best online streaming platform' at the Pakistan Digital Awards 2023. Tamasha's MAUs reached 4.3 million (up 2.6x YoY), and average daily active users rose 2.1x YoY to reach more than 516,000 at the end of the quarter.

Launched in December 2022 by Jazz in partnership with Turkcell, the free instant communication and lifestyle platform **BiP** had nearly 852,000 MAUs at the end of 2Q23.

Capex was PKR 10.2 billion in 2Q23, with LTM capex intensity of 14.1% (-6.5 p.p. YoY) impacted by the regulator's currency control measures. However, Jazz continued to expand and upgrade their 4G network, with almost 950 new 4G sites YoY.

Trading update
2Q23
14
VEON

KAZAKHSTAN

Continued DO1440 momentum delivers yet another quarter of strong revenue and EBITDA growth

KZT million	2Q23	2Q22	YoY	6M23	6M22	YoY
Total revenue	**84,452**	**70,716**	**19.4%**	**163,869**	**135,151**	**21.2%**
Service revenue	81,780	68,614	19.2%	158,727	130,383	21.7%
EBITDA	**46,820**	**39,092**	**19.8%**	**88,522**	**69,325**	**27.7%**
EBITDA margin	55.4%	55.3%	0.2p.p.	54.0%	51.3%	2.7p.p.
Capex	11,625	8,551	36.0%	18,769	15,112	24.2%
Capex intensity	18.9%	20.3%	(1.5p.p.)			
Mobile						
Total operating revenue	67,863	58,342	16.3%	131,089	112,013	17.0%
Service revenue	65,209	56,274	15.9%	125,977	107,323	17.4%
Data revenue	40,484	33,605	20.5%	77,500	63,287	22.5%
Customers (mln)	10.8	10.3	4.9%			
Data users (mln)	8.9	8.3	7.5%			
4G users (mln)	7.7	7.1	7.3%			
ARPU (KZT)	2,030	1,758	15.5%			
MOU (min)	248	298	(16.8%)			
Data usage (GB/user)	16.8	14.6	15.0%			
4G coverage	88.3%	84.2%	4.1p.p.			
Fixed-line						
Total operating revenue	16,590	12,374	34.1%	32,780	23,138	41.7%
Service revenue	16,570	12,340	34.3%	32,750	23,060	42.0%
Broadband revenue	6,152	4,815	27.8%	12,351	9,293	32.9%
Broadband customers (mln)	0.7	0.6	10.2%			
Broadband ARPU (KZT)	3,153	2,676	17.9%			

Beeline Kazakhstan continued gaining market share with high double-digit growth in revenues and EBITDA. Beeline Kazakhstan has achieved VEON's target of 70% 4G penetration and Multiplay customers rose 27.6% YoY.

Total **revenues** rose by 19.4% YoY, while service revenues were up by 19.2% YoY, supported by growth in both the mobile and fixed line businesses as well as from digital offerings. . In 2Q23 YoY revenue growth was negatively impacted by a prior period adjustment. Normalized for this one-off, growth in total revenue and service revenue was +20.8% YoY and +20.6% YoY, respectively.

EBITDA increased by 19.8% YoY, supported by the solid topline YoY growth driven by higher ARPU, growing customer base and rising consumption of data and digital services.

The EBITDA margin reached 55.4% in 2Q23 (+0.2 p.p. YoY), as Beeline Kazakhstan continued to make progress on effective cost control.

Beeline Kazakhstan expanded its **4G user base** to 7.7 million, up 7.3% YoY at the end of 2Q23, and reached 71.0% 4G penetration of the total customer base, making them the first to achieve VEON's target of 70% 4G penetration.

Beeline Kazakhstan continued to expand its digital portfolio in line with the **DO1440** strategy. **Multiplay customers** who used services such as izi, Simply, My Beeline and BeeTV reached 3.5 million, up 27.6% YoY. With higher ARPU and lower churn, these customers contributed 56.3% of the revenues in the B2C segment.

The **MyBeeline** self-care platform increased its MAUs by 22.1% YoY, reaching the 4.1 million users. In 1Q23, MyBeeline was named the second most popular communications app in Kazakhstan by number of Google Play downloads.

The **BeeTV** multiplatform entertainment service reached more than 748,000 MAUs (+24.7% YoY), with 72.8% of customers using the mobile version of the service.

Beeline Kazakhstan's sub-brand **izi** continued to deliver significant growth with MAUs of the izi app increasing 4.4 times YoY to more than 415,000 MAUs. At the end of the quarter izi recorded 191,000 monthly active subscribers using izi sim card, a 56.6% YoY rise.

Simply, Kazakhstan's first mobile online-only neobank, saw a 2.2-fold YoY increase in MAUs, which reached more than 253,000 at the end of 2Q23.

Capex was KZT 11.6 billion during the quarter, with capex intensity of 18.9%. Capex expenditure remained focused on expanding the 4G network as Beeline Kazakhstan added over 1,000 new 4G base stations YoY.

Trading update
2Q23
15
VEON

BANGLADESH

Ongoing network expansion and digital portfolio deliver double-digit revenue and EBITDA growth

BDT million	2Q23	2Q22	YoY	6M23	6M22	YoY
Total revenue	**15,409**	**13,154**	**17.1%**	**30,028**	**25,573**	**17.4%**
Service revenue	15,166	12,923	17.4%	29,548	25,108	17.7%
EBITDA	**5,817**	**4,933**	**17.9%**	**11,122**	**9,682**	**14.9%**
EBITDA margin	37.8%	37.5%	0.2p.p.	37.0%	37.9%	(0.8p.p.)
Capex	3,981	5,043	(21.1%)	7,119	9,081	(21.6%)
Capex intensity	27.9%	26.0%	1.9p.p.			
Mobile						
Total operating revenue	15,409	13,154	17.1%	30,028	25,573	17.4%
Service revenue	15,166	12,923	17.4%	29,548	25,108	17.7%
Data revenue	5,422	4,141	30.9%	10,351	7,793	32.8%
Customers (mln)	39.1	36.3	7.9%			
Data users (mln)	25.7	22.5	14.1%			
4G users (mln)	18.1	13.5	33.8%			
ARPU (BDT)	130	119	8.9%			
MOU (min)	201	216	(6.9%)			
Data usage (GB/user)	5.5	4.6	20.3%			
4G coverage	83.4%	77.4%	6.0p.p.			

Banglalink continued to grow at a significantly faster pace than the country's overall mobile telecoms market with 17.1% YoY topline growth in 2Q23. Successful network rollout and continued expansion of digital services supported this performance. Banglalink also reported its second consecutive quarter of double digit EBITDA growth.

In 2Q23, total **revenues** increased by 17.1% YoY, with service revenues up by 17.4% YoY, further gaining market share. This revenue growth was driven by balanced growth in both the customer base (+7.9% YoY) and ARPU (+8.9% YoY). Mobile data usage was up by 20.3% YoY in 2Q23, contributing to a significant 30.9% YoY increase in data revenue during the quarter.

EBITDA rose by 17.9% YoY in 2Q23 supported by the strong topline growth and effective cost control despite the c.16% YoY increase in electricity tariffs and 40% YoY increase in fuel prices.

Banglalink's reported currency performance was significantly impacted by c.21% YoY currency depreciation. Benefiting from its nationwide expansion, Banglalink increased its customer base and gained market share in 2Q23, recording 33.8% growth in its **4G user base**, which reached 18.1 million. This corresponds to 46.2% 4G penetration, an 8.9 p.p. YoY increase, and remains a key enabler of Banglalink's future growth plans

The strong 4G rollout combined with higher penetration supported implementation of Banglalink's **DO1440** strategy, with the **multiplay customer base** up by 79.5% YoY, generating an 82.8% YoY increase in multiplay revenues, which reached 31.6% of B2C revenues during 2Q23.

Banglalink's video streaming app **Toffee**, the largest mobile entertainment platform in Bangladesh, closed the quarter with 9.0 million MAUs (+31.9% YoY). It is encouraging to see that post World Cup, Toffee continues to maintain a healthy user base.

Banglalink's super app **MyBanglalink**, which in addition to self-care features now offers its users various in-app services like e-learning, gaming and music streaming, saw a 62.9% YoY increase in MAUs, reaching 6.9 million at the end of the quarter. 710,000 users listen to music with a library of more than 100,000 Bengali songs, 1.5 million users use e-health services with access to more than 4,000 doctor consultations, 1.0 million MAUs benefit from access to online courses with more than 50,000 enrollments this year.

Driven by higher 4G penetration and uptake of digital services, Banglalink's **revenues in multiplay and 4G double play segments** grew by 37.6% YoY.

Capex in 2Q23 was BDT 4.0 billion, with the last twelve months capex intensity of 27.9% (+1.9 p.p. YoY), as investment in the country-wide 4G network continued in line with Banglalink's expansion strategy.

Trading update
2Q23

16

VEON

UZBEKISTAN

Sixth consecutive quarter of over-20% topline growth as rising 4G coverage and 4G users drive digital services use

UZS million	2Q23	2Q22	YoY	6M23	6M22	YoY
Total revenue	**749,501**	**619,985**	**20.9%**	**1,469,430**	**1,200,767**	**22.4%**
Service revenue	749,265	619,811	20.9%	1,468,849	1,200,204	22.4%
EBITDA	**311,932**	**502,030**	**(37.9%)**	**632,270**	**794,078**	**(20.4%)**
EBITDA margin	41.6%	81.0%	(39.4p.p.)	43.0%	66.1%	(23.1p.p.)
Capex	325,754	390,335	(16.5%)	413,112	447,068	(7.6%)
Capex intensity	22.7%	29.0%	(6.3p.p.)			
Mobile						
Total operating revenue	749,501	618,199	21.2%	1,468,116	1,196,875	22.7%
Service revenue	749,265	618,028	21.2%	1,467,662	1,196,530	22.7%
Data revenue	517,413	425,649	21.6%	1,015,041	822,119	23.5%
Customers (mln)	8.6	7.8	11.0%			
Data users (mln)	7.5	6.4	18.2%			
4G users (mln)	6.0	4.8	23.6%			
ARPU (UZS)	29,013	26,606	9.0%			
MOU (min)	613	697	(12.0%)			
Data usage (GB/user)	9.3	6.8	36.6%			
4G coverage	78.0%	67.0%	11.0p.p.			

With 27.9% growth in its multiplay base and disciplined pricing, Beeline Uzbekistan delivered its sixth consecutive quarter of topline growth above 20%. The company gained market share and improved customer satisfaction in 2Q23.

In 2Q23, total **revenues** increased by 20.9% YoY. This strong operational performance was enabled by growth in the customer base, the rising number of 4G users, and higher take-up of Beeline's digital services.

EBITDA declined by 37.9% YoY, impacted by a release of tax provisions made in 2Q22 and 2Q23 (UZS 222 billion and UZS 26 billion respectively) and by an extraordinary project to comply with regulatory requirements in 2Q23 (UZS 17 billion). Excluding these one-off items, EBITDA grew 8.3% YoY in local currency due to the additional impact of higher regulatory fees and technology costs as Beeline Uzbekistan continued to focus on quality, and to serve its expanding 4G network while building capacity for further growth.

In 2Q23, Beeline Uzbekistan recorded 8.6 million subscribers, representing 11.0% growth YoY. The **4G user base** reached 6.0 million users during the quarter, an 23.6% YoY increase, and 4G users now account for 69.3% of total customers (+7.0 p.p. YoY), close to VEON's target of 70% 4G penetration in the customer base.

With a strong focus on the execution of its **DO1440** strategy, Beeline Uzbekistan continued offering new digital bundles and tariff plans in 2Q23, building on its portfolio of digital products and services. Supported by the up-take of digital services, Beeline Uzbekistan increased its **multiplay customer base** by 27.9% YoY. Mulitiplay users now account 37.0% of the monthly active consumer base, contributing 56.6% of B2C revenues during 2Q23.

The **Beepul** mobile financial services platform grew its MAUs by 3.1% YoY, and the average transaction value increased by 45.6% YoY.

The self-service app **My Beeline**, which is the best in class application in the Uzbekistan segment of the AppStore and Google Play, recorded 3.0 million MAUs (+22.5%) with 4.2 million MAUs of the platform at the end of the quarter (+18.5% YoY). With its entertainment platforms, including **Beeline TV** and **Beeline Music**, accounting for almost 1.0 million MAUs in total (-14.8% YoY), Beeline Uzbekistan is transitioning to a new optmised portfolio of digital products and services.

Capex was UZS 325.8 billion in 2Q23, with capex intensity of 22.7%. Adjusting for the acquisition of a new office building in 2Q22 with an additional payment in 2Q23, capex intensity for the last twelve months declined by 0.3 p.p. YoY reaching 21.5%. Beeline Uzbekistan reported a 13.1% YoY increase in 4G base stations.

Trading update
2Q23
17
VEON

SALE OF RUSSIAN OPERATIONS

On 24 November 2022, VEON Ltd. announced that following a competitive process, it had entered into an agreement to sell its Russian operations. Upon execution of the agreement, the Russian business has been classified as 'held for sale' and 'discontinued operations', and accounted for as such, in line with the requirements of IFRS 5. The result is that the Russian operations do not contribute to VEON's comparison base or actual reported results in this press release (except as specifically noted), however, this classification has no impact on balance sheet amounts in prior periods. The transaction is subject to certain closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale. As of the date of publication of this trading update, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. The Company anticipates that the transaction will be completed in accordance with the terms of the Share Purchase Agreement.

The table below represents revenue and EBITDA amounts excluding intercompany, that would have been included into VEON Group results, had the Russian operations not been classified as 'held for sale' and 'discontinued operations'.

Russia RUB million	2Q23	2Q22	YoY	6M23	6M22	YoY
Total revenue	**73,736**	**68,925**	**7.0%**	**144,007**	**140,934**	**2.2%**
Service revenue	68,056	63,613	7.0%	132,762	126,951	4.6%
EBITDA	**31,540**	**29,293**	**7.7%**	**61,907**	**56,961**	**8.7%**
EBITDA margin	42.8%	42.5%	0.3p.p.	43.0%	40.4%	2.6p.p.
Capex	15,462	12,027	28.6%	23,468	28,523	(17.7%)
Capex intensity	18.8%	22.7%	(4.0p.p.)			
Mobile						
Total operating revenue	62,644	58,905	6.3%	121,625	120,557	0.9%
Service revenue	56,985	53,623	6.3%	110,646	106,642	3.8%
Customers (mln)	44.0	47.0	(6.4%)			
Data users (mln)	31.7	32.6	(2.8%)			
4G users (mln)	25.6	25.4	0.8%			
ARPU (RUB)	429	374	14.8%			
MOU (min)	311	306	1.5%			
Data usage (GB/user)	19.1	15.1	26.2%			
4G coverage	91.0%	90.0%	1.0p.p.			
Fixed-line						
Total operating revenue	11,093	10,020	10.7%	22,382	20,377	9.8%
Service revenue	11,071	9,990	10.8%	22,117	20,309	8.9%
Broadband revenue	3,423	3,157	8.4%	6,722	6,292	6.8%
Broadband customers (mln)	2.9	2.9	(1.6%)			
Broadband ARPU (RUB)	393	357	10.3%

Trading update 2Q23 18 On 3 August 2023, VEON will host a conference call with senior management at 14:00 CEST (13:00 BST), which will be available via a Zoom link and by telephone. The call details and slide presentation may be accessed at http://www.veon.com. To register and access the event, please use the following Zoom link or dial-in numbers: ZOOM LINK https://veon-global.zoom.us/j/99495194325?pwd=NzdXeldyQ2Z5UC9wMEhjajhmK1NkZz09 994 9519 4325 Passcode: 160160 DIAL-IN DETAILS One-tap mobile Dial by your location Country +31202410288,,99495194325#,,,,*160160# +31 20 241 0288 Netherlands +442039017895,,99495194325#,,,,*160160# +44 203 901 7895 United Kingdom +16465189805,,99495194325#,,,,*160160# +1 646 518 9805 US (New York) Meeting ID: 994 9519 4325 Passcode: 160160 International numbers available: https://veon-global.zoom.us/u/acQn0fsfrC We strongly encourage you to register and watch the event through the Zoom link, but if you prefer to dial in, please use the dial-in details. A recording of the conference call and the slide presentation will be available on VEON’s website for 12 months after the end of the event. The slide presentation will also be available for download from VEON’s website. CONTACT INFORMATION Investor Relations Nik Kershaw ir@veon.com CONFERENCE CALL INFORMATION

Trading update 2Q23 19 VEON’s results presented in this document are, unless otherwise stated, based on IFRS and have not been externally audited or reviewed. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, capex, capex intensity, local currency trends, and ARPU, is defined in Attachment A. ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA On 8 June 2022, VEON announced completion of the sale of VEON Georgia LLC, VEON’s operating subsidiary in Georgia. Georgia results were deconsolidated from VEON Group numbers following the date of sale. The Georgian operations also do not contribute to either the comparison base or the actual reported numbers of customer base, 4G users and 4G penetration. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business, in line with the requirements of IFRS 5, became a discontinued operation, and was accounted for as ‘held for sale’. On 5 August 2022, VEON completed the sale of the Algerian business. The result is that the Algerian operations do not contribute to the base performance of VEON for both the current and prior year in this press release, and from the balance sheet perspective, it was measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation resulted in a gain/loss, which was accounted for as a profit/loss from discontinued operations. On 24 November 2022, VEON Ltd. announced that following a competitive process, it has entered into an agreement to sell its Russian operations. Following the execution of the agreement, the Russian business has been classified as ‘held for sale’ and ‘discontinued operations’, and accounted for as such, in line with the requirements of IFRS 5. The target completion date for the transaction is on or before 1 June 2023, with options on both sides for extensions in case any required regulatory license has not yet been received. The result is that the Russian operations do not contribute to VEON’s comparison base or actual reported results in this press release (except as specifically noted), however, this classification has no impact on balance sheet amounts in prior periods. PRESENTATION OF FINANCIAL RESULTS AND NON-RECURRING ITEMS

Trading update 2Q23 20 DISCLAIMER VEON’s results presented in this document are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter- sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; completion of VEON’s sale of its Russian operations; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities DISCLAIMER AND NOTICE TO READERS

Trading update 2Q23 21 or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 24 July 2023 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward- looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. The sale of VEON’s Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete. Furthermore, elements of this document contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE CONFLICT The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although our Russian operations are now classified as ‘held for sale’ and ‘discontinued operations’ and do not contribute to our comparison base or actual reported numbers in this release (except as specifically stated), our operations in Ukraine continue to be affected by the conflict. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

Trading update 2Q23 22 The comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine have had a significant impact on the Company’s operations and business plans in Russia and Ukraine and may continue to have a significant impact on the Company’s operations and business plans in Ukraine. During the six months ended 30 June 2023, we recorded significant impairment charges related to the Russian operations. However, we may need to record further impairment charges in the future, which could be significant if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to such a level on an accounting basis as to require additional analysis of true asset values in order to determine the true value of assets to be compared to liabilities as outlined in the provisions of our debt agreements.

Trading update 2Q23 23 CONTENT OF THE ATTACHMENTS Attachment A Definitions 24 Attachment B Customers 26 Attachment C Reconciliation of local currency and reported trends 26 Attachment D Rates of functional currencies to USD 27 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2023.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/reports-results/ ATTACHMENTS

Trading update 2Q23 24 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Data and digital revenues include data revenue, revenues from mobile financial services and from digital entertainment. Digital services monthly active users (“MAUs”) is a gross total of monthly active users of all digital products and services offered by an entity or by VEON Group and includes MAUs who are active in more than one application. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on balance sheet amounts of prior periods. This means that neither Algerian nor Russian operations do not contribute to the base performance of VEON for both the current and prior year. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non- current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as ‘discontinued operations’. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt

Trading update 2Q23 25 sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when comparing to competition. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to first six months of 2022 results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai.

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VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
	2Q23	1Q23	QoQ	2Q22	YoY	2Q23	1Q23	QoQ	2Q22	YoY
Pakistan	71.2	73.7	(3.3%)	75.5	(5.6%)					
Ukraine	24.1	24.3	(0.8%)	24.8	(2.6%)	1.1	1.1	(1.5%)	1.2	(4.5%)
Bangladesh	39.1	38.7	1.2%	36.3	7.9%					
Kazakhstan	10.8	10.6	1.9%	10.3	4.9%	0.7	0.7	0.9%	0.6	10.2%
Uzbekistan	8.6	8.4	2.2%	7.8	11.0%					
Kyrgyzstan	1.9	2.0	(5.7%)	2.1	(10.2%)					
Total	155.8	157.7	(1.2%)	156.7	(0.6%)	1.8	1.8	(0.6%)	1.8	0.5%

Note: The Russian, Algerian and Georgian operations do not contribute to both the comparison base and the actual reported numbers.

ATTACHMENT C: RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES

2Q23 COMPARED TO 2Q22

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Ukraine	16.8%	(23.4%)	(6.5%)	11.6%	(22.3%)	(10.7%)
Pakistan	22.2%	(38.8%)	(16.6%)	23.4%	(39.1%)	(15.8%)
Kazakhstan	19.4%	(1.7%)	17.8%	19.8%	(1.8%)	18.0%
Bangladesh	17.1%	(20.2%)	(3.0%)	17.9%	(20.3%)	(2.4%)
Uzbekistan	20.9%	(3.3%)	17.5%	(37.9%)	(2.2%)	(40.0%)
Total	19.6%	(23.9%)	(4.3%)	13.6%	(24.2%)	(10.6%)

1H23 COMPARED TO 1H22

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Pakistan	11.2%	(23.4%)	(12.1%)	6.2%	(22.3%)	(16.2%)
Ukraine	19.2%	(37.7%)	(18.5%)	17.8%	(37.4%)	(19.5%)
Bangladesh	21.2%	(0.8%)	20.4%	27.7%	(0.6%)	27.1%
Kazakhstan	17.4%	(21.0%)	(3.6%)	14.9%	(20.6%)	(5.7%)
Uzbekistan	22.4%	(3.7%)	18.7%	(20.4%)	(2.6%)	(23.0%)
Total	17.5%	(24.0%)	(6.5%)	12.5%	(24.6%)	(12.0%)

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ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	2Q23	2Q22	YoY	2Q23	2Q22	YoY
Pakistan Rupee	285.90	194.85	(46.7%)	286.90	204.08	(40.6%)
Bangladeshi Taka	107.03	88.69	(20.7%)	108.03	93.30	(15.8%)
Ukraine Hryvnia	36.57	29.25	(25.0%)	36.57	29.25	(25.0%)
Kazakhstan Tenge	448.81	442.75	(1.4%)	454.13	465.08	2.4%
Uzbekistan Som	11,435.56	11,127.06	(2.8%)	11,488.12	10,860.25	(5.8%)
Kyrgyzstan Som	87.47	81.68	(7.1%)	87.23	79.50	(9.7%)
Russian Ruble	80.98	66.63	(21.5%)	87.03	51.16	(70.1%)
Georgia Lari	2.56	3.00	14.7%	2.61	2.93	10.8%

Trading update 2Q23 28 READ REACH